Filed pursuant to Rule 433

Registration No. 333-151523

MacroShares Housing IPO Size Doubled and Auction Dates Set

IPO Auction Begins 1:00pm ET on April 28, Closes 1:00pm ET on May 5

Madison, NJ.- April 20, 2009 –  The highly anticipated Initial Public Offering of MacroShares Major Metro Housing Up (NYSE ticker: UMM) and MacroShares Major Metro Housing Down (NYSE ticker: DMM) is scheduled to run from 1pm April 28th through 1pm May 5th (Eastern Standard Time). The initial offerings of both UMM and DMM will occur simultaneously via an electronic auction process managed by WR Hambrecht + Co.

MacroMarkets’ subsidiary, Macro Housing Depositor doubled the number of shares being offered during the IPO to 20 million shares of UMM and 20 Million shares of DMM for a total offering size of $1 Billion.  The increased offering amount is a result of the high level of interest voiced by the investor community.

On May 11th, the securities will be listed for trading on NYSE Arca once the IPO is completed.

Sam Masucci, President and CEO of MacroMarkets commented “U.S. residential real estate is the largest unsecuritized asset class in the world. MacroShares Major Metro Housing will open up this large and important asset class to the global investor community.”

“Our current financial crisis is due to a failure to manage housing risk.” cites renowned economist and MacroMarkets’ co-founder, Robert Shiller.  “MacroShare Housing products will begin to fill this massive void. MacroShares Major Metro Housing Up and Down are market-based solutions to this unprecedented financial crisis.”

MacroShares Major Metro Housing will provide investors with much needed access to the housing asset class, allowing for investment in either the upward or downward movement of home prices. The securities are designed to track the change in U.S. Home Prices as measured by the closely-followed S&P/Case-Shiller Composite-10 Home Price Index.  The paired securities will have a five and a half year term and will feature a 3x (300%) leverage factor.

The Major Metro Housing trusts will be fully-collateralized by short-term United States Treasury Bills, overnight repurchase agreements secured by Treasury securities, and cash.  UMM and DMM were designed to offer U.S. housing exposure with exchange traded liquidity but without issuer and counterparty credit risk. The trusts generate quarterly distributions for MacroShares’ investors when interest income exceeds trust expenses.

Individual investors wishing to participate in the IPO can do so by contacting by WR Hambrecht + Co (1-800-OPEN IPO) or their broker-dealer.  Broker-dealers wishing to participate can do so by contacting MacroMarkets prior to the auction.

Specific information about the auction and the securities can be found by contacting MacroMarkets at 888-9HOUSE5 (888-946-8735) or by visiting www.MacroMarkets.com.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. Securities may not be sold or offers to buy be accepted prior to the time that the registration statement becomes effective.  You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

MacroShares Housing Depositor, LLC is a Delaware limited liability company and is acting as the depositor for the MacroShares Metro Market Housing Up and Down trusts.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

MacroMarkets LLC is the Administrative Agent and its subsidiary, MacroFinancial, LLC, is the marketing agent for the MacroShares Trusts. MacroFinancial is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts.  There can be no assurance that the Trusts will achieve their investment objectives.  An investment in the MacroShares Trusts involves significant risks, including the risk of loss of substantially all of your investment.  There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders.  You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment.  An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked.  The price of the asset being tracked by a MacroShares Trust may be volatile.  It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend.  There are risks associated with investing in a product linked to a benchmark.  A substitute price may be used as the reference price of the benchmark asset.

MacroMarkets LLC and their respective affiliates do not provide tax advice.  Investors are urged to consult their tax advisor to fully understand the tax implications associated with and investment in any MacroShares Trust.

Additional Information about MacroShares can be found at www.macroshares.com

About MacroMarkets

MacroMarkets is an innovative financial products company on a mission to add liquidity to valuable economic interests and important asset classes throughout the world. MacroShares Housing Depositor, LLC is a Delaware limited liability company and is acting as the depositor for the MacroShares Major Metro Housing Up and Down trusts.

About WR Hambrecht + Co

WR Hambrecht + Co (www.wrhambrecht.com) is a disruptive financial services firm using technology and auction processes to provide open and fair access to the capital markets for issuers and investors. The firm’s impartial auctions, which allow the market to determine pricing and allocation, are dramatically changing the financial services landscape. WR Hambrecht + Co is headquartered in San Francisco with offices in Boston, New York, and Philadelphia.

Standard & Poor’s does not sponsor, endorse, sell or promote any S&P index-based investment product.

Contacts:

For general inquires, please contact 888-9House5

For press inquiries, please contact Diane Masucci at 973-889-1973 x 103